Exhibit 9.01(a)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lion Zone Holdings Limited:

We have audited the accompanying consolidated balance sheets of Lion Zone Holdings Limited (a British Virgin Islands Company) and Subsidiary (collectively herein “the Company”) as of December 31, 2004 and 2003, and the related consolidated income statements, changes in stockholders' equity and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their consolidated operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ CLANCY AND CO, P.L.L.C.
CLANCY AND CO, P.L.L.C.
Scottsdale, Arizona

March 9, 2006, except for Note 7 which is dated November 20, 2006

LION ZONE HOLDINGS LIMITED AND SUBSIDIARY
Consolidated Balance Sheets
(In United States dollars)
	December 31, 2004	December 31, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$1,470,271	$283,290
Accounts receivable	256,540	485,280
Prepaid expenses	15,207	-
Amount due from shareholder	-	30,000
Amount due from related company	1,703,163	85,158
Total Current Assets	3,445,181	883,728

Property and equipment, net	302,080	226,846
Total Assets	$3,747,261	$1,110,574

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$303,603	$272,474
Deferred income	1,075,007	384,237
Income tax payable	140,804	22,364
Amount due to shareholder	3,561	-

Total Current Liabilities	1,522,975	679,075
Total Liabilities	1,522,975	679,075

Commitments and contingencies

Stockholders' Equity
Common stock, par value $1.00, Authorized - 50,000 shares
Issued and outstanding: 30,000 shares	30,000	30,000
Additional paid-in capital	401,499	401,499
Retained earnings	1,792,787	-
Total Stockholders' Equity	2,224,286	431,499
Total Liabilities and Stockholders' Equity	$3,747,261	$1,110,574

The accompanying notes are an integral part of these consolidated financial statements.

LION ZONE HOLDINGS LIMITED AND SUBSIDIARY
Consolidated Income Statements
(In United States dollars)

Year Ended December 31:	2004	2003

Revenues	8,927,773	4,296,680

Selling, general and administrative expenses	5,761,919	3,867,380
Provision for bad debts	835,970	-

Earnings from operations	2,329,884	429,300

Interest income	4,750	1,240

Earnings before income taxes	2,334,634	430,540

Provision for income taxes	541,847	136,897

Net earnings	$1,792,787	$293,643

Basic and Diluted Earnings Per Share	$59.76	$9.79

Basic and Diluted Weighted Average Shares Outstanding	30,000	30,000

Dividends	-	$492,701

The accompanying notes are an integral part of these consolidated financial statements.

 LION ZONE HOLDINGS LIMITED AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders’ Equity
	Common Stock (shares)	Common Stock (amount)	Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity

Balance at December 31, 2002	30,000	$30,000	$121,655	$(129,370)	$22,285

Net earnings	-	-	-	293,643	293,643

Dividend paid	-	-	(328,428)	(164,273)	(492,701)

Addition contributions from shareholder	-	-	608,272	-	608,272

Balance at December 31, 2003	30,000	30,000	401,499	-	431,499

Net earnings	-	-	-	1,792,787	1,792,787

Balance at December 31, 2004	30,000	$30,000	$401,499	$1,792,787	$2,224,286

The accompanying notes are an integral part of these consolidated financial statements.

LION ZONE HOLDINGS LIMITED AND SUBSIDIARY
Consolidated Statements of Cash Flows
(In United States dollars, except loss per share and share amounts)

	2004	2003
Cash Flows from operating activities
Net earnings	$1,792,787	$293,643
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	37,024	8,519
Provision for bad debts	835,970	-
Changes in current assets and liabilities:
Accounts receivable and other current assets	(375,882)	(355,678)
Other current assets	(15,207)	-
Accounts payable and other accrued expenses	31,129	163,082
Deferred income	690,770	293,193
Income taxes payable	118,440	22,629
Net cash provided by operating activities	3,115,031	425,388

Cash flows from investment activities
Increase in amount due from related company	(1,849,352)	(85,157)
Decrease in amount due from a shareholder	30,000	-
Increase in amount due to a shareholder	3,561	-
Acquisition of property and equipment	(112,259)	(232,272)
Net cash used in investing activities	(1,928,050)	(317,429)

Cash flows provided by financing activities:
Capital contributions	-	608,272
Dividend paid	-	(492,701)
Net cash provided by financing activities	-	115,571

Net increase in cash and cash equivalent	1,186,981	223,530

Cash and cash equivalents, beginning of year	283,290	59,760

Cash and cash equivalents, end of year	$1,470,271	$283,290

Cash paid for:
Interest	$5,188	$1,519
Income taxes	$538,678	$136,897

The accompanying notes are an integral part of these consolidated financial statements.

LION ZONE HOLDINGS LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in United States dollars unless otherwise stated)

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Lion Zone Holdings Limited (referred to herein as "Lion Zone" or the "Company") was originally incorporated in the British Virgin Islands (“BVI”) on April 8, 2003. The Company is an investment holding company principally engaged in the provision of investment advisory consulting services and direct response television (DRTV) telemarketing services. Through our subsidiary Shenzhen GuHaiGuanChao Investment Consultant Company Limited ("ChinaGoHi"), a wholly-owned foreign enterprise (WOFE) registered in China, we provide infomercial marketing services and telemarketing services and financial advisory services in China and offer a wide range of financial advisory services including direct response television infomercials through satellite and cable TV broadcasting, web portals, and subscription-based value added services including internet email, short message services (SMS), mobile WAP services, and interactive voice response (IVR) services via fixed and mobile phones.

On November 18, 2005, Lion Zone acquired all of the registered capital of ChinaGoHi representing RMB6,000,000 and ChinaGoHi became a wholly-owned subsidiary of Lion Zone. The transaction was accounted for as a reverse acquisition with Lion Zone being the legal acquirer and ChinaGoHi being the accounting acquirer, followed by a recapitalization. Lion Zone’s Board of Directors and management are controlled by members of the Board of Directors and management of ChinGoHi prior to the merger. Since Lion Zone did not have any operations other than investment holding and its own operations were insignificant prior to the acquisition, the transaction resulted in Lion Zone succeeding to substantially all of the business and operations of ChinaGoHi. Accordingly, the historical financial statements of ChinaGoHi’s predecessor entity become those of Lion Zone. These consolidated financial statements include the operations of Lion Zone, the legal acquirer from the date of acquisition.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and include the financial statements of the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is Hong Kong dollars (HK$) and the financial records are maintained and the financial statements prepared in HK$. The functional currency of the Company’s subsidiary is RMB and its financial records are maintained and the financial statements are prepared in RMB. The reporting currency of the Company and its subsidiary is United States dollars (US$). The translation of the financial statements into US$ is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The resulting foreign currency translation gain or loss is included in Accumulated Other Comprehensive Income, which is shown separately from retained earnings in the equity section of the balance sheet.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than a forced liquidation. Cash and cash equivalents, accounts receivable and payable, accrued expenses and other current liabilities are reported on the consolidated balance sheets at carrying value which approximates fair value due to the short-term maturities of these instruments. The Company does not have any off balance sheet financial instruments.

CONCENTRATION OF CREDIT RISK

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions as described below:

•
The Company's business is characterized by rapid technological change, new product and service development, and evolving industry standards and regulations. Inherent in the Company's business are various risks and uncertainties, including the impact from the volatility of the stock market, limited operating history, uncertain profitability and the ability to raise additional capital.

•
All of the Company’s revenues are derived in Greater China. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition.

•	If the Company is unable to derive any revenue from Greater China, it would have a significant, financially disruptive effect on the normal operations of the Company.

•	The Company does not have any single customer and vendor that accounts for more than 10% of its revenues or 10% of its purchases.

REVENUE RECOGNITION

Revenue is recognized from the provision of financial advisory services when the service is rendered, which is at the point when (i) membership is granted, (ii) collectibility is probable and (iii) revenues are contractually nonrefundable, and records the balance as deferred income. Non-refundable charges received in advance generally cover periods from one to twelve months.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company presents accounts receivable, net of allowances for doubtful accounts. The Company provides an allowance for doubtful accounts when the collection of an account is considered doubtful. The allowances are calculated based on a detailed review of certain individual customer accounts and an estimate of the overall economic conditions affecting the Company's customer base. There is no allowance for doubtful accounts at December 31, 2004 and 2003. The Company wrote off receivables of $835,970 during 2004.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term, which range for periods of five to ten years. Significant improvements and betterments are capitalized. Routine repairs and maintenance are expensed when incurred. When property and equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. Depreciation charged to expense during the year ended December 31, 2004 was $37,024 (2003: $8,519).

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically assesses the need to record impairment losses on long-lived assets, such as property, plant and equipment when indicators of impairment are present indicating the carrying value may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

INCOME TAXES

The Company and its subsidiary account for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the year that covers the enactment in the near-future date. A valuation allowance will be provided when there is an uncertainty that a deferred tax benefit will be realized.

ADVERTISING COSTS

The Company accounts for advertising costs in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs.” Although the Company generates revenues as a result of direct response television telemarketing services, the costs of direct-response advertising are not capitalized since the Company is unable to demonstrate through persuasive evidence, such as a record that identifies the name of the customer and the advertising that specifically elicited the direct response, direct-response advertising resulted in specific future benefits. Accordingly, advertising costs are expensed as incurred and totaled approximately $73,000 for 2004 (2003: $12,000).

EARNINGS PER SHARE

Basic and diluted earnings per share (“EPS”) amounts in the financial statements are computed in accordance with SFAS No. 128, “Earnings Per Share.” Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. EPS is computed by dividing net earnings (numerator) by the weighted average number of common shares outstanding (denominator) during the period. There were no common stock equivalents for any of the periods presented. All per share and per share information are adjusted retroactively for stock splits and changes in par value.

CASH EQUIVALENTS

Highly liquid investments with maturity of three months or less at the time of acquisition are considered cash equivalents.

RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities including such person’s immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. (See Note 6)

RECENT ACCOUNTING PRONOUNCEMENTS

Several accounting pronouncements have been issued by the Financial Accounting Standards Board (“FASB”), including its Emerging Issues Task Force (“EITF”), the American Institute of Certified Public Accountants (“AICPA”), and the SEC, which did not or are not believed by management to have a material impact on the Company's present or future financial statements.

2. BALANCE SHEET ITEMS

Property and equipment consists of the following at December 31:

	2004	2003
Office equipment	$111,855	$21,523
Motor vehicles	235,924	213,998
Less: accumulated depreciation	45,699	8,675
Net	302,080	226,846

Accounts payable and accrued expenses consist of the following at December 31:

	2004	2003
Accrued staff costs	$240,284	$261,229
Accrued sales tax	33,869	5,823
Other payables	29,450	5,422
	303,603	272,474

3. COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases with fixed monthly rentals. None of the leases included contingent rentals. Lease expense charged to operations for 2004 was $147,609 (2003: $96,981). Future minimum lease payments under non-cancelable operating leases are as follows: 2005 is $229,007, from 2006 to 2009 is a total of $657,918 and from 2010 onwards is a total of $777,453.

4. STOCKHOLDERS’ EQUITY

Common Stock - On October 22, 2003, the Company alloted 30,000 shares of common stock at par value to Mr. Wang Wenming, sole shareholder and director, for cash consideration totalling $39,000.

Capital Contributions - During 2003, certain shareholders contributed $608,272 (RMB 5,000,000) to the Company.

Dividends Paid - During 2003, pursuant to a Board of Directors Resolution, the Company paid a dividend to one of its directors/shareholders of $492,701 (RMB 4,050,000).

5. INCOME TAXES

Income taxes payable were $140,804 at December 31, 2004 (2003: $22,364). There is no provision for U.S. federal income tax as the Company is not subject to U.S. income taxes as the Company’s operations are located in Greater China. The Company and its subsidiaries are subject to income taxes on income arising in or derived from the tax jurisdictions in which they operate. No tax benefits have been recorded related to the loss generated by the Company or any or it subsidiary, other than the overpayment made in prior years.

A reconciliation of earnings before income taxes to provision for income taxes is as follows:

	2004	2003

Earnings before income taxes	$2,334,634	430,540

Tax at PRC tax rate
@15%	350,195	64,581
Tax effect of non-deductible expenses	86,933	75,772
Tax effect on tax loss not recognized	-	(5,716)

Add: over-provision of profits tax for the year	106,979	2,260
Less: over-provision of profits tax in prior year	(2,260)	-
Provision for income taxes	541,847	136,897

6. RELATED PARTY TRANSACTIONS

Amount due from a shareholder was $30,000 at December 31, 2003, and represents an interest-free, unsecured demand loan. This amount was repaid in 2004. Amount due from a related company was $1,703,163 at December 31, 2004 (2003: $85,158) and was secured by real property representing the Company's main office location. This amount was substantially repaid in 2005. Amount due to a shareholder was $3,561 at December 31, 2004, and represents an interest-free, unsecured demand loan.

The consolidated financial statements include certain related party transactions as follows:

Related party	Nature of relationship and control	Description of transaction	2004 $	2003 $
Shenzhen Guaggxin Inverstment Co., Ltd	Common shareholder Wang Wenming	Lease of office space at $5,262 per month	62,778	62,778
Shenzhen Guaggxin Inverstment Co., Ltd	Common shareholder Wang Wenming	Consultancy fee	96,758	208,308
Shenzhen East Cyber Tech Co., Ltd	Common shareholder Wang Wenming	Provision of internet connection service at $24,331 per month	169,811	293,904

7. SUBSEQUENT EVENTS (UNAUDITED)

Business Acquisition

On December 19, 2005, PacificNet Inc., a U.S. listed Company, (“PacificNet") announced that effective December 14, 2005, its wholly-owned subsidiary, PacificNet Strategic Investment Holdings Limited ("PacificNet Holdings") closed an agreement to purchase a 51% interest in Shenzhen GuHaiGuanChao Investment Consultant Company Limited ("ChinaGoHi"), a wholly-owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China. On October 3, 2005 PacificNet announced that it had signed an agreement dated as of September 30, 2005 to acquire 51% of the outstanding shares of ChinaGoHi from Hitching International Corporation ("HIC"), the former majority owner of ChinaGoHi to be closed upon the completion of due diligence and the approval of the WOFE structure by China's Industry and Commerce Department. As a result of the recent completion of the due diligence process and receipt of the Chinese government's WOFE approval, PacificNet and HIC agreed to amend the Sale and Purchase Agreement and enter into a Supplementary Agreement dated as of December 1, 2005 (the "Supplementary Sale and Purchase Agreement") and permits PacificNet to have direct ownership of ChinaGoHi through the acquisition of 51% of the outstanding shares from the Company instead of HIC. As a result, the Company became a 51% owned subsidiary of PacificNet.

Pursuant to the Supplementary Sale and Purchase Agreement date December 1, 2005, the Company agreed to transfer 12,850 ordinary shares of the Company in exchange for US$10.2 million, in which US$3.6 is payable in cash and US$6.6 million in shares (approximately 825,000 shares) of PacificNet common stock valued at $8 per share.

Unwinding of Business Acquisition

On November 20, 2006, PacificNet Holdings executed an agreement to terminate (the “Termination Agreement”), the Sale and Purchase Agreement with LionZone, ChinaGoHi and Mr. Wang Wenming (collectively, the “Sellers”). The Termination Agreement was effective as of November 1, 2006. As a result of the Termination Agreement, Mr. Wang Wenming and Lion Zone agreed to return to PacificNet Holdings, (1) HKD$3,000,000, (2) USD$100,000 in cash, and (3) 275,000 in restricted shares of PacificNet, and PacificNet Holdings returned its 51% interest in Lion Zone to Mr. Wang. Additionally, the Sellers agreed to waive PacificNet Holding’s obligation during the term of the Sale and Purchase Agreement to issue restricted shares of PacificNet and to provide certain loans to the Seller. PacificNet Holdings reserved its right to re-purchase the 51% interest within 2 years of the date of signing the Termination Agreement for a purchase price of 5 times net profit based on U.S GAAP audited financial for a period of 12 months after signing. All of the parties to the Termination Agreement agreed to waive any liabilities of each party which may result from the Termination Agreement.

The decision to terminate the Sale and Purchase Agreement was due to ChinaGo Hi’s inability to obtain the approval of, and get the necessary license to operate from, the China Securities Regulatory Commission (“CSRC”). PacificNet has previously disclosed in its periodic reports filed with the Securities and Exchange Commission that in the past, the Chinese government has stopped the distribution of information  that it believes violates PRC law over the Internet or through VAS.  PacificNet also has disclosed the risk that if the PRC government were to take any action to limit or prohibit the distribution of information through our networks or via our VAS, or to limit or regulate any current or future content or services available to users on the entity's network, its business could be significantly harmed.  In July 2006, the Chinese Broadcasting Bureau along with the CSRC banned the TV membership sales model, which was the model ChinaGo Hi employed in its business. The Sale and Purchase Agreement provided that if ChinaGo Hi or Lion Zone was banned or in any way restricted from conducting business under the existing or new PRC laws or legislation during the period from signing the Sale and Purchase Agreement to July 1, 2006, and ChinaGo Hi failed to change its business model in good faith to adapt to the new regulations, and such failure resulted in any shortcoming of the accumulated net profit, ChinaGo Hi and Lion Zone would return to PacificNet Holdings all the cash and shares of the PacificNet they obtained under the Agreement.